

HEALTHCARE TRIANGLE™

healthcaretriangle.com
info@healthcaretriangle.com

January 5,2023

Roy Sookhoo
1504 Cereza Drive SE
Rio Rancho, NM
87124

Dear Roy,

Healthcare Triangle Inc. (HCTI) is pleased to offer you the role of Chief Operating Officer reporting to the Board of Directors.

Itemized below are the proposed terms of our offer:

1. As Chief Operarting Officer and a full time, permanent employee, your base salary will be $400,000.
2. You will receive $20,000 worth of stocks at no cost, issued on the your hire date as per the closing market price.These stocks will be fully vested in the event HCTI terminates your employment within the first 12 months without cause. However, if you resign before 12 months, you will be entitled only to the stocks that are vested prior to the period.
3. As a full time, permanent employee, you will be granted the option to purchase shares of common stock of Healthcare Triangle, Inc. Details are attached.
4. As a full time, permanent employee, you will be eligible to participate in our Unlimited PTO policy. Your vacation time eligibility is based on the completion of a 60-day waiting period. You are also entitled to 7 paid company holidays.
5. The start date shall be January 8, 2023.
6. You will be eligible to participate in our 401K plan on the first day of the quarter following your 6 month anniversary.
7. Other benefits will include health insurance, dental insurance, vision insurance, flexible spending account, life insurance and worker's compensation. Health, dental and vision insurance will start on the first day of the month following your hire date.
8. Pay and expense reimbursement will be distributed twice a month following the completion of each normal pay period on the 15th and last day of the month.You will be eligible to enroll in direct deposit.
9. We will provide you with a company issued laptop for business use only which will remain property of Healthcare Triangle Inc.



HEALTHCARE TRIANGLE

healthcaretriangle.com
info@healthcaretriangle.com

10. This offer is contingent on the successful completion of reference checks,a background check and drug screen.

We will look upon you as an emissary of the company and ask that you help us to reinforce a standard of high ethics in working with fellow Healthcare Triangle Associates and with our clients.

We once again welcome you to be a part of Healthcare Triangle Inc. We appreciate your confidence in our business philosophy and look forward to working closely with you.

My best regards,

Kristi Lane
Vice President of Talent Management

DocuSigned by:
Kristi Lane
69412681A6254CB...
Kristi Lane

1/6/2023 | 12:22 PST
Date

I Roy Sookoo have read and understood the letter of offer and hereby accept your offer of employment.

Signature: DocuSigned by: Roy Sookoo DADB0117015A473... Date: 1/6/2023 | 12:33 PST